Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Dear Friends,

We are pleased to inform you that LAN and TAM today, January 19, 2011, announced the signing of the binding agreements between both companies in line with the memorandum of understanding announced on August 2010. These binding agreements are an important step and reaffirm the companies’ will to advance in their intention of association

The Executed Contracts include definitions for the creation of the association’s shareholder structure, the process to create it, and the Corporate Governance of the new association’s structure.

Today’s announcement also indicates that the association process is expected to be completed in six to nine months with the approval of both companies’ shareholders and in compliance with all the regulations that apply, including authorizations by the corresponding authorities.

It is important to mention that until the intention of association is fully completed, LAN and TAM will continue to operate as independent companies.

Enrique Cueto, CEO of LAN Airlines noted that “We are pleased to announce that LAN and TAM are taking a new and very important step towards building one of the leading airline groups in the world. Today’s announcement confirms the commitment that we share with our friends at TAM, which is a strong passion and determination to provide millions of Latin American passengers with better service, always certain of the great potential of the Latin American market.”

If LAN and TAM complete their intention of association, these companies will offer their passenger services to more than 115 destinations in 23 countries worldwide and their cargo services throughout Latin America and the rest of the world. The airlines would operate a fleet of more than 280 aircraft and have a team of close to 40,000 people.

Should you want to read the press release published, please go to www.lan.com or www.latamairlines.com, where you will find it.

Should you have any questions, please feel free to email them to noticias.internas@lan.com

Sincerely,

Emilio del Real	René Muga
VP Human Resources	VP Corporate Affairs
LAN Airlines	LAN Airlines

Forward-Looking Statements

This statement contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT:

This statement relates to a proposed business combination between Lan Airlines S.A. and TAM S.A., which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN.  This statement  is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.